EXHIBIT 99.1

PATAGONIA GOLD CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2021

May 27, 2021

The following management’s discussion and analysis (“MD&A”) of Patagonia Gold Corp. (hereinafter referred to as the “Company” or “Patagonia”), formerly Hunt Mining Corp. (“Hunt”) and its subsidiaries provides an analysis of the operating and financial results for the three months ended March 31, 2021 and a comparison of the material changes in our results of operations and financial condition between the year ended December 31, 2020 and the three months ended March 31, 2021. This MD&A should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements (“interim financial statements”) for the three months ended March 31, 2021, annual audited consolidated financial statements for the year ended December 31, 2020 and the related MD&A.

These statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Upon the reverse acquisition with Patagonia Gold Corp, Patagonia Gold Limited became the ongoing entity for accounting purposes and Patagonia Gold Limited had to switch to reporting under accounting principles generally accepted in the United States of America (“US GAAP”) as Patagonia Gold Corp. is a registrant with the U.S. Securities and Exchange Commission (“SEC”). The Company prepared its interim financial statements for the three months ended March 31, 2020 in accordance with US GAAP. Effective June 30, 2020, the Company obtained “foreign private issuer” status in accordance with SEC guidelines and became eligible to satisfy its reporting requirements using IFRS. In the second quarter of 2020, the Company switched to reporting under IFRS. Accordingly, the financial results for the three months ended March 31, 2020 were originally prepared in accordance with US GAAP and have been converted into IFRS. Refer to notes 2 and 26 of the interim financial statements for more information regarding the restatement from US GAAP to IFRS.

This MD&A includes certain non-IFRS financial performance measures. For a detailed description of these measures, please see “Non-IFRS Financial Performance Measures” section. The amounts presented in this MD&A are in thousands ($’000) of U.S. dollars, except share, per share, per unit amounts and unless otherwise noted.

The Company’s head office and principal business address is Av. Libertador 498 Piso 26, Buenos Aires, Argentina, C1001ABR and the registered office address is 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”), under the symbol PGDC. Additional information relevant to the Company’s activities can be found on their website at http://patagoniagold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management’s Responsibility for Financial Reporting

The interim financial statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the interim financial statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the interim financial Statements.

The financial statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the financial statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) (“NI 52-109”), the Company and management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52-109, nor has it completed such an evaluation.  Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective bases DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Cautionary Note on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws of Canada and the United States of America (collectively referred to as “forward-looking information”) which relate to future events or the Company’s future performance and may include, but are not limited to, statements about strategic plans, spending commitments, future operations, results of exploration, anticipated financial results, future work programs, capital expenditures and expected working capital requirements. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Readers are cautioned not to place undue reliance on forward looking information and there can be no assurance that forward looking information will prove to be accurate as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking information if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking information will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking information, include, but are not limited to: fluctuations in the currency markets (such as the Canadian Dollar, Chilean Peso, Great Britain Pound and the United States Dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada and Argentina or other countries in which the Company may carry on business in the future; operating or technical difficulties in connection with exploration and development activities; risks and hazards associated with the business of mineral exploration and development (including environmental hazards or industrial accidents); risks relating to the credit worthiness or financial condition of suppliers and other parties with whom the Company does business; the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Argentina; employee relations; relationships with and claims by local communities; availability and increasing costs associated with operational inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; business opportunities that may be presented to, or pursued by, the Company; challenges to, or difficulty in maintaining, the Company’s title to properties; risks relating to the Company’s ability to raise funds; and the factors identified under “Risk Factors” in this MD&A.

The forward looking information contained in this MD&A are based upon assumptions management believes to be reasonable including, without limitation: financing will be available for future exploration, development and operating activities; the actual results of the Company’s development and exploration activities will be favourable or at least consistent with management’s expectations; operating, development and exploration costs will not exceed management’s expectations; all requisite regulatory and governmental approvals for development projects and other operations will be received on a timely basis upon terms acceptable to the Company, and applicable political and economic conditions will be favourable to the Company such as the continuing support for mining by local governments in Argentina; the price of gold and/or other applicable metals and applicable interest and exchange rates will be favourable to the Company or at least consistent with management’s expectations; no title disputes will exist with respect to the Company’s properties; debt and equity markets and other applicable economic conditions will be favourable to the Company; the availability of equipment and qualified personnel to advance exploration projects and; the execution of the Company’s existing plans and further exploration and development programs for its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans or programs.

All forward-looking-information contained in this MD&A is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are cautioned that while these terms are recognized and required by Canadian regulations, including National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize them.

Canadian mining disclosure standards differ from the requirements of the SEC under SEC Industry Guide 7, and reserve and resource information referenced in this MD&A may not be comparable to similar information disclosed by companies reporting under U.S. standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources” or “indicated mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as tonnage and grade without reference to unit measures. The requirements of NI 43- 101 for identification of “reserves” are also not the same as those of the SEC, and reserves in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.

SEC has replaced Industry Guide 7 with subpart 1300 of Regulation S-K which came into effect on January 1, 2021. The requirements under this new regulation converge with the requirements under NI 43-101 with the exception of a few items.

The Company

On July 24, 2019, the Company and Patagonia Gold Limited (“PGL”) [formerly Patagonia Gold PLC (“PGP”)] completed a reverse acquisition (or reverse takeover, the “RTO”) resulting in Hunt acquiring all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp. For more information, see note 25 of the December 31, 2020 audited financial statements.

Patagonia is a mineral exploration and production Company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties and exploitation of mineral resources and mineral reserves in the Santa Cruz, Rio Negro and Chubut Provinces of Argentina.

The interim financial statements are presented on a consolidated basis and include the accounts of the Company, its wholly owned and majority owned subsidiary:

Corporation	Incorporation	Percentage ownership	Functional currency	Business purpose
Patagonia Gold S.A. (“PGSA”)	Argentina	95.3	US$	Production and Exploration Stage
Minera Minamalu S.A.	Argentina	100	US$	Exploration Stage
Huemules S.A.	Argentina	100	US$	Exploration Stage
Leleque Exploración S.A.	Argentina	100	US$	Exploration Stage
Patagonia Gold Limited (formerly Patagonia Gold PLC)	UK	100	GBP$	Holding
Minera Aquiline S.A.U.	Argentina	100	US$	Exploration Stage
Patagonia Gold Canada Inc.	Canada	100	CAD$	Holding
Patagonia Gold Chile S.C.M.	Chile	100	CH$	Exploration Stage
Ganadera Patagonia S.R.L.	Argentina	100	US$	Land Holding
1272680 B.C. Ltd (formerly 1494716 Alberta Ltd.)	Canada	100	CAD$	Nominee Shareholder

The Company’s activities include the exploration for and production of minerals from properties in Argentina. On the basis of information to date, properties where it has not yet been determined if economically recoverable reserves exist are classified as exploration-stage. Properties where economically recoverable reserves exist and are being exploited are classified as production-stage. The underlying value of the mineral properties is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

On some properties, ongoing production and sales of gold and silver are being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations. As a result, there is increased uncertainty and economic risks of failure associated with these production activities. Despite the sale of gold and silver, these projects remain in the exploration stage because management has not established proven or probable reserves required to be classified in either the development or production stage.

Summary of Consolidated Results of Operations ($’000’s)

	Three months ended March 31,
(in $000’s, except ounces and per share amounts)	2021	2020	Change	%Change

Operational results
Total gold equivalent ounces – produced (1)	2,171	2,735	(564)	(21%)
Total gold equivalent ounces – sold (1)	3,198	3,356	(158)	(5%)

Financial results
Revenue	$5,747	$5,215	$532	10%
Cost of sales	$3,472	$2,762	$710	26%
Exploration expenses	$775	$570	$205	36%
Repair and maintenance	$222	$-	$222	N/A
Administrative expenses	$1,361	$1,253	$108	9%
Interest expense	$300	$717	$(417)	(58%)
Net loss	$(125)	$(557)	$432	78%
Net loss per share – basic and diluted	$(0.000)	$(0.002)	$0.002	100%

(1) Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period. The ratio for three months ended March 31, 2021 was 70.41:1 (2020 – 87.61:1).

Three months ended March 31, 2021 and 2020

Total production decreased during the three months ended March 31, 2021 as the Company had residual heap leach operations at Lomada de Leiva (“Lomada”) and Cap-Oeste since February 2019 and this has been decreasing each month due to the mineral depletion in the pile (less stock due to the lixiviation of the mineral). Production was also lower as the Company has not produced concentrate from Mina Martha since April 2020.

The Company earned total revenue of $5,747 during the three months ended March 31, 2021 compared to $5,215 during the same period in 2020. Despite the decrease in gold equivalent ounces sold, revenue increased due to higher gold prices during the period compare to the same period in 2020.

Cost of sales were $3,472 during the three months ended March 31, 2021 compared to $2,762 during the same period in 2020. Cost of sales increased as the Company restated mine operations at Lomada, following receipt of a preliminary permit on October 7, 2020.

The Company incurred exploration expenses of $775 during the three months ended March 31, 2021 compared to $570 during the same period in 2020. The increase in exploration expenses was due to the Company’s increased exploration program for 2021.

The Company incurred repair and maintenance expense of $222 during the three months ended March 31, 2021 compared to $Nil during the same period in 2020. The repair and maintenance during the period was related to maintenance work at the Mina Martha Plant.

The Company incurred administrative expenses of $1,361 during the three months ended March 31, 2021 compared to $1,253 during the same period in 2020. The increase in administrative expenses was due to the increase in Argentine statutory taxes related to the interest paid overseas to Patagonia Gold Limited.

The Company incurred interest expense of $300 during the three months ended March 31, 2021 compared to $717 during the same period in 2020. The decrease in interest expense was due to debt settled by issuing shares in October 2020.

Net loss for the three months ended March 31, 2021 was $125 compared to $557 during the same period in 2020. Net loss improved mainly due to income tax benefit recognized during the current period.

Cash flows for the three months ended March 31, 2021 and 2020 ($’000’s)

The Company generated $389 of cash from operating activities for the three months ended March 31, 2021 compared to $832 during the same period in 2020. The decrease in cash generated from operating activities during 2021 was primarily due to higher receivables at period end.

Cash used in investing activities for the three months ended March 31, 2021 was $881 compared to $410 for the same period in 2020. The increase in cash used in investing activities was a result of higher additions to the mineral properties as the Company restarted mining operations at Lomada in November 2020, following receipt of a preliminary permit on October 7, 2020. Mining operations at Lomada had been closed since February 2019. The costs related to the development of the new pit were capitalized as Mineral Properties.

Cash generated from financing activities for the three months ended March 31, 2021 was $349 compared to $566 used in financing activities during the same period in 2020. The increase in cash generated from financing activities was primarily due to the private placement completed in March 2021, which was used to repay the bank indebtedness balance.

Financial Position ($’000)

Cash

The Company has cash on hand of $1,117 as of March 31, 2021 compared to $819 as of December 31, 2020.

Receivables

Current receivables are $2,718 as of March 31, 2021 compared to $2,041 as of December 31, 2020. The increase in current receivables is a result of higher trade receivables at period end.

Non-current receivables are $3,692 as of March 31, 2021 compared to $3,544 as of December 31, 2020. The increase in non-current receivables is a result of increase in VAT recoverable during the three months ended March 31, 2021.

Inventory

The Company has inventory of $3,151 as of March 31, 2021 compared to $3,289 as of December 31, 2020. The decrease in inventory was mainly due to lower gold held on carbon which was partially offset by increase in materials and supplies.

Property, plant and equipment (“PPE”)

The Company has PPE of $12,790 as of March 31, 2021 compared to $13,233 as of December 31, 2020. The decrease in PPE was a result of depreciation charge for the period which was partially offset by capital additions.

Bank indebtedness
The Company has bank indebtedness of $2,877 as of March 31, 2021 compared to $9,636 as of December 31, 2020. The decrease in bank indebtedness was a result paying down the existing lines of credit using the funds raised from the March 2021 private placement.

Accounts payable and accrued liabilities

The Company has accounts payable and accrued liabilities of $5,102 as of March 31, 2021 compared to $4,384 as of December 31, 2020. The increase in accounts payable and accrued liabilities was a result of the restart of mining operations at Lomada.

Accounts payable with related parties

The Company has accounts payable with related parties of $166 as of March 31, 2021 compared to $144 as of December 31, 2020. The increase in accounts payable with related parties is a result of remuneration, fees and interest expenses incurred during the period.

Loan payable and current portion of long-term debt

The Company has loan payable and current portion of long-term debt of $222 as of March 31, 2021 compared to $363 as of December 31, 2020.

Long term debt

The Company has non-current portion of total long-term debt of $15,084 as of March 31, 2021 compared to $14,917 as of December 31, 2020. This includes $14,980 payable to related parties as of March 31, 2021 compared to $14,808 as of December 31, 2020.

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu project. On November 16, 2020, the maturity of the loan was extended to December 31, 2022. All other terms of the loan remain unchanged. As of March 31, 2021, there was $14,980 of principal and interest owing under this loan facility compared to $14,808 as of December 31, 2020.

As of February 2021, Cantomi Uruguay S.A. is no longer a related party as Carlos Miguens no longer has control of the company.

Summary of Segmented Results of Operations for the three months ended March 31, 2021 and 2020 ($000’s)

Cap-Oeste

Cap-Oeste produced a total of 1,700 gold equivalent ounces (1,119 ounces of gold and 39,599 ounces of silver) during the three months ended March 31, 2021 compared to 1,492 gold equivalent ounces (1,049 ounces of gold and 41,377 ounces of silver) during the same period in 2020. Production increased due to the re-handling of the material on the leach pad to regenerate the solution percolation and generate new channels of circulation of solution and improve the recovery. Additionally, improved leach kinetics were achieved following some chemical changes to the chemistry of the recovery process.

The cash costs of production for three months ended March 31, 2021 were $628 per ounce1 and $667 per ounce1 including depreciation and amortization compared to $743 per ounce1 and $820 per ounce1 during the same period in 2020. The decrease in cash cost of production per ounce was due to the increase in production.

A total of 2,541 gold equivalent ounces (1,725 ounces of gold and 57,457 ounces of silver) were sold during the three months ended March 31, 2021 at an average gross price of $1,806 per ounce1. During the same period in 2020, a total of 2,141 gold equivalent ounces (1,559 ounces of gold and 51,542 ounces of silver) were sold at an average gross price of $1,610 per ounce1.

Cap-Oeste generated revenues of $4,588 during the three months ended March 31, 2021 compared to $3,447 during the same period in 2020. The increase in revenues was due to the higher gold prices during the three months ended March 31, 2021.

Cost of sales were $2,184 during the three months ended March 31, 2021 compared to $1,763 during the same period in 2020. The increase in cost of sales was due to the increase in production.

Administration expenses of $77 were incurred during the three months ended March 31, 2021 compared to $150 during the same period in 2020. Administrative expenses consisted of depreciation of the mineral properties.

Lomada de Leiva Project (“Lomada”)

Lomada produced a total of 471 ounces of gold during the three months ended March 31, 2021 compared to 887 ounces of gold during the same period in 2020. Production decreased as the Company had residual heap leach operations at Lomada since February 2019 and this has been decreasing each month due to the mineral depletion in the leach pad (due to the lixiviation of the precious metals in the leach pad). Following receipt of a preliminary permit on October 7, 2020, the Company restarted mining operations at Lomada in November 2020, which had been previously closed since in February 2019.

The cash costs of production for the three months ended March 31, 2021 were $2,255 per ounce1 and $2,409 per ounce1 including depreciation and amortization compared to $548 per ounce1 and $656 per ounce1 during the same period in 2020. The increase in cash costs is due to the decrease in production and the increase in costs due to the restart of mining operations.

A total of 657 gold equivalent ounces were sold during the three months ended March 31, 2021 at an average gross price of $1,764 per ounce1. During the same period in 2020, 859 gold equivalent ounces were sold at an average gross price of $1,556 per ounce1.

Lomada generated revenues of $1,159 during the three months ended March 31, 2021 compared to $1,337 during the same period in 2020. The decrease in revenue was due to lower amounts of gold equivalent ounces sold, partially offset by the increase in gold price during 2021.

Cost of sales were $1,288 during the three months ended March 31, 2021 compared to $632 during the same period in 2020. The increase in cost of sales was due to the increase in costs due to the restart of mining operations.

___________________________

1 See Non-IFRS /Financial Performance Measures

Administrative expenses of $76 were incurred during the three months ended March 31, 2021 compared to $Nil during the same period in 2020. Administrative expenses consisted of depreciation of the mineral properties.

Martha and La Josefina Projects

There was no production at Martha during the three months ended March 31, 2021 as the Company did not produce concentrate from Martha after April 2020. During the three months ended March 31, 2020, Martha produced a total of 356 gold equivalent ounces (49 ounces of gold and 29,838 ounces of silver)

The cash costs of production for the three months ended March 31, 2020 were $1,421 per ounce1 and $1,601 per ounce1 including depreciation and amortization.

Martha generated revenues of $Nil during the three months ended March 31, 2021 compared to $431 during the same period in 2020.

Cost of sales were $Nil during the three months ended March 31, 2021 compared to $367 during the same period in 2020.

Exploration expenses of $25 were incurred during the three months ended March 31, 2021 compared to $40 during the same period in 2020.

The Company incurred repair and maintenance expense of $222 during the three months ended March 31, 2021 compared to $Nil during the same period in 2020. The repair and maintenance during the period was related to maintenance work at the Mina Martha Plant.

Calcatreu Project

Exploration expenses of $429 were incurred during the three months ended March 31, 2021 compared to $247 during the same period in 2020. The increase in exploration expenses was due to work on the Baseline Study and continued field work, which includes drilling, surface exploration, geophysics and hydrologic studies.

Administration expenses of $39 were incurred during the three months ended March 31, 2021 compared to $51 during the same period in 2020.

Argentina, Uruguay and Chile

This segment includes the results from the Company’s work on the La Manchuria and La Sarita projects in Argentina, the San José Project in Uruguay and general corporate activities. This segment does not generate revenues and includes costs that are not directly related to other mining properties that are reported as separate segments.

Exploration expenses of $321 were incurred during the three months ended March 31, 2021 compared to $283 during the same period in 2020. Exploration expenses increased due to higher salaries and regional reconnaissance, geological mapping and sampling related to projects included in this segment.

Administration expenses of $730 were incurred during the three months ended March 31, 2021 compared to $684 during the same period in 2020. The increase in administrative expenses was mainly due to higher salary expense incurred during 2021.

Interest expense of $100 was incurred during the three months ended March 31, 2021 compared to $188 during the same period in 2020. The decrease in interest expense was due to the decrease in loans with Argentinian banks and bank indebtedness.

United Kingdom

This segment includes the results of Patagonia Gold Limited (“PGL”) (formerly Patagonia Gold PLC) which is a holding company and does not generate any revenues.

Administration expenses of $109 were incurred during the three months ended March 31, 2021 compared to $154 during the same period in 2020. Administrative expenses decreased as part of the CEO fees were expensed in PGL during 2020, whereas the CEO fees for 2021 were expensed in Patagonia Gold Corp.

Interest expense of $125 was incurred during the three months ended March 31, 2021 compared to $199 during the same period in 2020. The decrease in interest expense was due to the repayment of bank indebtedness.

___________________________

1 See Non-IFRS /Financial Performance Measures

North America

This segment includes the results of Patagonia Gold Corp (“PGC”), Patagonia Gold Canada Inc and 1272680 B.C. Ltd (“BC”) (formerly 1494716 Alberta Ltd.).

These entities are holding companies and do not generate any revenues. PGC and BC were acquired as part of the reverse acquisition during 2019 and their results of operations prior to the reverse acquisition are not incorporated in the financial statements.

Administration expenses of $236 were incurred during the three months ended March 31, 2021 compared to $178 during the same period in 2020. Administrative expenses increased as part of the CEO fees were expensed in PGL during 2020, whereas the CEO fees for 2021 were expensed in PGC.

Interest expense of $75 was incurred during the three months ended March 31, 2021 compared to $330 during the same period in 2020. The decrease in interest expense was a result of the Company repaying its debts.

Mineral Properties

The following is a summary of the Company’s operations, together with an update on exploration activities for the year to date. Except as otherwise noted, Donald J. Birak, independent geologist and Registered Member of the Society for Mining, Metallurgy and Exploration (“SME”) and Fellow of the Australasian Institute for Mining and Metallurgy (“AusIMM”), is the Qualified Person who has reviewed and approved the scientific and technical information contained herein.

Calcatreu Project

The Company’s principal project is Calcatreu located in south-central Rio Negro province approximately 80 kilometers (“km”) southwest of the town of Jacobacci. Calcatreu is located in the Jurassic-aged, Somuncura Massif along the NW- to SE-oriented, regional-scale Gastre Fault System; a highly prospective belt of Mesozoic-aged rocks and structures and base and precious metal mineral deposits occurring in both the provinces of Chubut and Rio Negro. The massif is similar in geologic character to the larger Deseado Massif in the province of Santa Cruz to the south. Patagonia has also recently acquired new concessions, bringing its holdings to more than 100,000 ha along this belt in Rio Negro province, bordering Chubut on the north. Calcatreu is a gold and silver project acquired in January 2018 through the acquisition of Minera Aquiline Argentina SA, a subsidiary of Pan American Silver and the Company’s immediate aim is to commence a drilling program to increase the existing mineral resources and advance the project to feasibility study stage during 2020. Precious metal mineralization in the Somuncura Massif, like that on the Company’s Calcatreu property, is largely epithermal in character within quartz-rich veins, vein clusters, stockworks and as disseminations. Sulfide minerals are ubiquitous in the mineral deposits as well as a suite of temporally- and spatially- related gangue minerals typical of epithermal deposits in the massif and elsewhere. More specifically, the gold and silver deposits on the Company’s properties are classified as low and intermediate sulfidation styles of epithermal deposits.

The Calcatreu Deposit is a low sulfidation, epithermal gold and silver system with outcropping mineralization. An independent mineral resource estimate (“MRE”) was completed by Micon International Limited of Toronto in 2004 for the Calcatreu Deposit and disclosed in an NI 43-101 technical report for Aquiline Resources Inc.  Mineral resources were estimated for two vein systems on the property: Veta 49 and Nelson and consisted of 6.2 M tonnes of indicated resources grading 3.04 g/t Au and 28.1 g/t Ag and 1.9 M tonnes of inferred resources grading 2.1 g/t Au and 19.4 g/t Ag. In 2018, Cube Consulting Ltd. (“CUBE”) of Australia prepared an updated mineral resource estimate for the Calcatreu project, effective December 31, 2018, which consists of an indicated resource of 9.8 M tonnes grading 2.11 g/t Au and 19.83 g/t Ag (2.36 g/t AuEq) and 8.1 M tonnes of inferred grading 1.34 g/t Au and 13.09 g/t Ag (1.5 g/t AuEq); all contained within Veta 49, Nelson, Belen and Castro Sur veins. Gold equivalent (“AuEq”) values were calculated at a ratio of 81:25:1 Ag/Au. The changes from the previous estimate were due to a revised interpretation of prior and new data collected by the Company. The 2018 exploration work at Calcatreu consisted of project-scale geological mapping along with a pole-dipole, induced polarization and resistivity (IP/Res) geophysical survey, followed by a diamond drill program of 6,495 meters.

Using the available drill results and geologic interpretation, CUBE completed an updated, independent NI 43-101 compliant mineral resource estimate (please see the table of the Company’s mineral resources herein and the respective, supporting NI 43-101 technical reports on file at www.sedar.com).  The updated mineral resource estimate, completed by CUBE, is tabulated below notes 1 and 2:

Zone	CALCATREU INDICATED RESOURCES
	K Tonnes	Grade (g/t)			Contained Metal (kOz)
		Au	Ag	AuEq[1]	Au	Ag	AuEq[1]
Vein 49	6,447	2.45	21.01	2.71	512	4,568	568
Nelson	1,383	1.51	16.94	1.72	67	753	76
Belen	-	-	-	-	-	-	-
Castro Sur	2,010	1.40	14.77	1.58	90	954	102
TOTAL-Indicated	9,841	2.11	19.83	2.36	669	6,275	746
Zone	CALCATREU INFERRED RESOURCES
	K Tonnes	Grade (g/t)			Contained Metal (kOz)
		Au	Ag	AuEq[1]	Au	Ag	AuEq[1]
Vein 49	2,863	1.48	13.38	1.64	136	1,231	151
Nelson	1,448	1.42	14.66	1.60	66	682	74
Belen	681	1.61	23.32	1.90	35	511	42
Castro Sur	3,086	1.12	9.81	1.24	111	974	123
TOTAL-Inferred	8,078	1.34	13.09	1.50	348	3,399	390
1Gold equivalent (“AuEq”) calculations used an 81.25:1 Ag:Au ratio
2 NI 43-101 compliant technical report, effective December 31, 2018 and dated May 30, 2019 prepared by Cube Consulting Pty Ltd and on file on www.sedar.com

In 2019, an exploration program was conducted consisting of surface work, a total of 41.28 line kilometers of Pole-Dipole IP-Res conducted over the main Nelson targets and Castro Norte, Fiero, Sabrina and Viuda de Castro areas, and 121.5 line kilometers of Gradient Array IP/Res over Nelson, Sabrina and Mariano. Subsequently, 1,687.2 linear kilometers of ground magnetics surveying, covering 55.44 square kilometers, were undertaken in the project covering several targets including the main V49 and Nelson. The objective was to identify hidden, non-outcropping mineralization in dilatational jogs, blind structures and others. Geologic mapping and sampling were completed over several targets of interest, notably Viuda de Castro, Trinidad, La Cruz, subcrops of the Nelson extension, Piche, La Olvidada and Epu-Peni.  The sampling yielded 254 rock chips and 81 new, sawn channels. Overall, approximately 50% of the core of the project was relogged, though up to 80% in some areas such as Veta 49 and Belen.

A rotary air blast (“RAB”) drilling campaign and channel (sawn) sampling was on progress in early 2020 when all the activities were paused due to the COVID-19 pandemic.  The activities restarted in September 2020. A total of 36 RAB holes were drilled over the main V49 vein and 6 over Piche totaling 740 and 116 meters of drilling respectively and a total of 856 samples. Trenches and saw channel: a total of 1,308.7 m and 447 samples were taken over the Epu Peñi, Fiero, La Olvidada, Nelson Sur, Piche and Viuda de Castro targets. Geophysics: A total of 1,111.57 km of ground Magnetic were surveyed over the extension of the main targets and the new Amancay area, and 18.4km of IP-PDP over Trinidad and Nelson Targets. In December 2020, the Baseline (environmental) Study began by choosing the contractors and reviewing the information generated in the past. The Baseline Study aims to contextualize the environmental state before the construction and production of the project begins.

In 2021, the Baseline Study continues with field work, which includes drilling, surface exploration and geophysics. The RAB drilling to obtain information from near surface of the main structures (Veta 49 and Nelson) is in progress. A total of 156 holes have been drilled so far, for a total of 1,708 meters (“m”); 15 holes in the Belen prospect (156 m), 51 holes at Nelson (528 m), 21 holes in Nelson Oeste (241 m) and 69 holes in the Vein 49 target (783 m). A total of 613.3 m of trenches have been cut in Nelson (1), Nelson Central (7), Nelson Oeste (4), Nelson Sur (4) and 1 in Veta 49 for a total of 17. Geophysics, ground magnetics in the southern portion of the project is in progress and a total of 200 linear kilometers of have been surveyed. The Baseline Study is in progress under the supervision of GT Ingenieria, the consultant hired to carry out the study. Several areas have been complete with the field visits and the some of the Chapters were drafted in the following topics: Flora, Fauna, Soil, Landscaping, Geology, Geomorphology, Water and Air quality, Limnology, Archeology and Paleontology. In addition, hydrologic studies to support the potential buildout of Calcatreu are also being conducted. Hidroar S.A., a technical consultant specialized in water issues with vast experience in this type of studies in different mining projects in Argentina, was hired for this important work.

Cap-Oeste Project

Cap-Oeste is located within a six kilometer long, northwest-trending, structural corridor extending six kilometers from the La Pampa prospect in the northwest to the Tango prospect in the southeast. The Cap-Oeste deposit has an identified and delineated strike extent of 1.2 kilometers. Cap-Oeste has been on care and maintenance since February 2019.

2390000
2395000
2400000
4695000
4690000
4685000
N
Cimmarones
Propiedad 29
Veta Norte
Corredor Vetas Norte
Santiago
La Puma
Felix
Calafate
La Cañada
Corredor Cap Oeste
Corredor Breccia Valentina
La Pampa
Don Pancho
Cap Oeste
COSE
Valle
Breccia Valentina
Tango
Las Palmeras
Los Domos
Referencias
Corredor
Minas
Prospectos
Sondajes
Propiedad MInera
PATAGONIA GOLD
Proyecto El tranquilo
Corredores
0
1
2
Km

The Company has initiated studies to assess the potential technical and economic extraction of a portion of the current mineral resources as defined in the December 2019 CUBE NI 43-101 technical report on file on www.sedar.com. The Company is now focused on evaluating the development of this higher grade, termed “COSE-Style mineralization”, portion of the total mineral resources by underground mining. The Company is expecting quotations with respect to potential construction of an underground mine in Cap-Oeste. Material processing options are being considered and may include utilizing the Company’s flotation facilities at Martha, about 100 kilometers to the southeast of Cap-Oeste. The Company has successfully carried out bulk metallurgical tests in the Martha process plant, obtaining favorable precious metal recoveries.

On November 23, 2020, the Company announced that it had received a provisional permit to proceed with the development of the Cap- Oeste gold/silver underground project (the “Project”). Development of the Project will focus on a high-grade portion of the current mineral resources, which lies under and peripheral to the depleted surface mine. The intention is to mine the Cap-Oeste underground resource and truck the mineralized material approximately 100 kilometers to the Martha plant where it will be processed to produce a concentrate.

In the second half of 2020, a general exploration review of the Project identified the Monte Leon Target, 10km to the south of the mine, led to metallurgical studies using samples from prior diamond holes, which revealed very good recovery of Au in fresh sulfides. This led to planning a diamond drilling program that will be carried out during the second half of 2021. 5,000 m of drilling is planned. This target also has the potential for the development of near-surface, oxidized mineralization and a 6,500-7,000 m RAB holes campaign is planned for second quarter 2021, expected to start early in May when environmental permissions are granted. New mapping and interpretation of the Monte Leon area including core re-logging have been completed in January/February 2021 and a total of 2,5km of Pole di Pole have been surveyed and other 12 others are in progress. 133 linear kilometers of ground mag have also been undertaken.

On March 9, 2021, the Company announced that it had received a definitive environmental permit for the development of the Cap-Oeste Project. The Cap-Oeste Project has been put on hold pending the exploration programme to be carried out in Monte Leon.

The Company has reclamation and remediation obligations for Cap-Oeste Project of $0.52 million as of March 31, 2021.

Lomada de Leiva Project (“Lomada”)

The Lomada mine, located in the western part of the province of Santa Cruz, was closed in May 2016 while production from the ongoing leaching continues, though at a reduced output. Given that the mineralized material from the Lomada open pit mine was originally placed on the heap leach pad without crushing, the Company decided to return to Lomada to reprocess this mineralized material. However, in mid-February 2019 the Company took the decision to cease operations and proceed with the closure of Lomada. During the year ended December 31, 2020, the Company was working on re-handling material of leach pad to regenerate the solution percolation and generate new channels of circulation of solution.

The Company has prepared an update to the closure plan presented to and approved by the provincial authorities in 2017. The Company received the final approval in November 2019 and started with the work of remediation at the end of 2019. The work on the remediation had been halted due to the COVID-19 pandemic. On October 8, 2020, the Company announced that it had received a preliminary Environmental Permit (“Permit”) for a restart of mining and new leaching operations at Lomada. Patagonia applied for the Permit in August 2020. The Company has reclamation and remediation obligations for Lomada of $3.18 million as of March 31, 2021.

Following receipt of a preliminary permit in October 2020, the Company restarted operations at Lomada.  The Company expects to continue residual production from fresh material placed on the heap leach pad.

On March 9, 2021, the Company announced that it had received a definitive environmental permit for Lomada.

The mine is currently operating at a rate of 120,000 tonnes/month of total material. In the leach pad area, road construction has been completed and mineralized material is being piled up to start the leaching process.

No exploration activities have been undertaken at Lomada during the first quarter of 2021. Exploration work to reinterpret targets Brecha La Emilia and Cerro Vasco, both in the north part of the project, is expected to start in July or August of 2021.

Mineral Resources

Cap-Oeste (Santa Cruz, AR) – Cube Consulting Dec 2018; Notes ¹ and 2
Classification	Tonnes (K)	Average Grades (g/t)			Contained Ounces (K)
		Gold	Silver	Gold Equivalent	Gold	Silver	Gold Equivalent
Measured Indicated	3.4 10,554.0	2.92 2.07	46.7 63.2	3.59 2.99	0.3 704.0	5.3 21,448.0	0.4 1,013.0
Meas+Ind	10,557.4	2.07	63.2	2.99	704.3	21,453.3	1,013.4

Inferred	4,895.0	1.37	34.7	1.87	215.0	5,467.0	294.0

Calcatreu (Rio Negro, AR) – Cube Consulting Dec 2018; Notes 3 and 4
Classification	Tonnes (K)	Average Grades (g/t)			Contained Ounces (K)
		Gold	Silver	Gold Equivalent	Gold	Silver	Gold Equivalent
Measured Indicated	9,841.0	2.11	19.8	2.36	669.0	6,275.0	746.0
Meas+Ind	9,841.0	2.11	19.8	2.36	669.0	6,275.0	746.0

Inferred	8,078.0	1.34	13.1	1.50	348.0	3,399.0	390.0

La Manchuria (Santa Cruz, AR) – Micon 2019; Notes 5 and 6
Classification	Tonnes (K)	Average Grades (g/t)			Contained Ounces (K)
		Gold	Silver	Gold Equivalent	Gold	Silver	Gold Equivalent
Measured Indicated	474.0	2.59	129.0	3.53	39.5	1,969.0	53.9
Meas+Ind	474.0	2.59	129.0	3.53	39.5	1,969.0	53.9

Inferred	1,836.0	1.30	40.0	1.56	76.5	2,375.0	92.4

Notes
“K” = Thousands, “g/t” = grams per tonne
Rounding may affect sums and weighted averages
Mineral resources that are not mineral reserves have not demonstrated economic viability
100% basis; Fomicruz has a 5% interest in all Santa Cruz mineral interests.

1.	Cap-Oeste	0.5 g/t AuEq cutoff
2.	Cap-Oeste	AuEq = Au + (Ag*69.4)
3.	Calcatreu	0.5 g/t AuEq cutoff
4.	Calcatreu	AuEq = Au + (Ag*81.25)
5.	La Manchuria	0.55 AuEq cutoff
6.	La Manchuria	AuEq = (Au + Ag)/(Au price*0.32151)

Exploration Update

In Rio Negro Province, at Calcatreu project, the RAB drill program to extend mineralization from the upper-most drill intercepts, up to the surface, was conducted the first quarter of 2021.  In this program, a total of 156 holes were drilled (1,708 mt) over the main Veta 49 and Nelson veins, and 358mts in 17 trenches have been excavated. 200Km of ground mag have been surveyed over the southern extension of the Veta 49-Nelson corridor.

In Santa Cruz province, at the El Tranquilo project, which encompasses the Company’s Cap-Oeste mine, preparation of a new geological base map is in progress, and the Company is waiting for provincial approval to conduct RAB drilling in the northern part of the Monte Leon target.  This work was designed to identify oxidized, near surface mineralization and is expected to start in early June 2021. Also, at El Tranquilo, ground magnetic and pole-dipole surveys are in progress.

A review of La Esperanza and Las Mellizas prospects, including work to obtain environmental and landowners access permits, are in progress. Geologically, the area hosts a large, underexplored epithermal vein field.

Finally, a total of 3,600 m of RC drilling is planned in mid-2021 at the Tornado and Huracán (“Tornado”) properties, located approximately 85 kilometers southeast of the town of Perito Moreno in Santa Cruz province. Tornado is located in a prospective area in the northwestern portion of the Deseado Massif. The area lies within cluster of epithermal, low sulfidation volcanic hosted gold and silver deposits, including the San Jose (Hochschild-McEwen) and the Cerro Negro (Newmont-Goldcorp) mines.

Homenaje and Nico Projects

This quarter, the Company entered into definitive agreements to acquire two projects in Argentina.  A definitive option agreement, dated April 15, 2021 (the “Option Agreement”), was executed with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly-owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants Patagonia an option to acquire a 75% undivided interest in and to Australis’ rights and interest in the Homenaje project (the “Homenaje Project”) located in Santa Cruz Province, Argentina.  The Company also entered into a definitive transfer agreement dated April 15, 2021 (the “Transfer Agreement”) with the Vendors, which grants Patagonia a 100% undivided interest in and to Australis’ rights and interest in the Nico project (the “Nico Project”) located in Santa Cruz Province, Argentina. The Nico Project was previously explored by Mirasol, while the Homenaje Project, which is adjacent to two mining operations, holds targets that have yet to be drilled.

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% interest in the Homenaje Project over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

•	an initial work program over six years of $2.55 million in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Project;

•	expenditures on exploration activities with respect to the Homenaje Project (the “Exploration Expenditures”) of a minimum of $0.4 million over the first 18-months;

•
following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $0.4 million of Exploration Expenditures in any 12-month period, and a minimum of $0.2 million of Exploration Expenditures in any six-month period; and

•	a pre-feasibility study, prepared in accordance with NI 43-101, for a mineral resource of not less than 300,000 ounces of gold equivalent.

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Project. If either party’s equity interest is diluted below 10%, it will convert to a 2% NSR royalty.

Pursuant to the terms of the Transfer Agreement, Patagonia has acquired the Vendors’ interest in the Nico Project in exchange for a 1.5% NSR royalty. If, by the end of third-year, the Nico Project has not been operated as a producing mine, or Patagonia has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Project for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Project at no cost.

Mina Angela

On August 13, 2019, the Company announced an offer letter agreement with Latin Metals Inc. to acquire its Mina Angela property.  Mina Angela is situated in the Somuncura Massif of southern Argentina and is comprised of 44 individual claims located approximately 50 kilometers east-southeast of Patagonia’s 100% owned Calcatreu gold project. Pan American Silver’s Navidad silver and base metal deposit is located 45 kilometers further to the south-southeast of Mina Angela. In March 2020, Patagonia extended the period by which it must enter into the definitive agreement with a $100 thousand payment to Latin Metals; $50 thousand of which was applied to extend the period to enter into the definitive agreement and $50 thousand of which was a partial prepayment of the first earn-in payment to be made under the definitive agreement.

On September 15, 2020, the Company entered into the definitive option agreement with Latin Metals Inc., which grants the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Upon signing of the definitive agreement, the Company paid $250 thousand representing the balance of the first earn-in payment. It is expected that the Company will pay the second earn-in payment of $250 thousand within the next six months if it exercises the option to acquire the Mina Angela property. A further and final payment of $500 thousand is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that the Company thereafter has the ability to perform exploration and exploitation activities on the Mina Angela property. In addition, Latin Metals will be entitled to receive a 1.25% Net Smelter Royalty from future productions, half of which can be repurchased by the Company for $1 million.

On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and paid the second earn-in payment of $250 thousand.

La Manchuria Project

In addition to its current mineral resources, the Company’s La Manchuria Project is believed to be prospective for the discovery of new gold and silver mineralization. Exploration work continued with mapping and rock chip sampling over an area of approximately 2,000 hectares (“ha”). Veinlets and narrow breccia zones, indicative of hydrothermal activity, were found at the Magali zone. Anomalous gold values were reported from the Cecilia zone. As a result of these favorable results, a new drill program for La Manchuria, of 2,000 m in 14 holes is planned to test geophysical anomalies and to test gold anomalies generated from surface rock chip sampling. An updated NI 43-101 report for this project was completed on September 27, 2019 by Micon International and is on file at www.sedar.com.

Sarita Project

The Sarita Project, located in the SW part of the Deseado Massif approximately 10 kilometers northwest of the Company’s Martha mine and mill, hosts a widespread system of banded, low sulfidation, gold- and silver-bearing veins, within a rhyolitic dome complex. Geologically, the area displays very similar structural and stratigraphic characteristics to Martha with Ag-rich, polymetallic, vein-hosted, intermediate sulfidation mineralization. The banded, silver- and gold-bearing quartz veins and quartz vein breccias occur within a set of NNW-SSE striking normal faults and constitute an extensive mineralized vein system, with more than 12 kilometers in total length. Precious and base metal mineralization has been recognized in quartz veins and vein breccias up to 3 meters wide at surface, composed of quartz and sulphides. Rock chips from discrete vein structures or aligned float have returned anomalous gold samples ranging from 0.1 to 83.4 g/t Au and from 100 to 15,444 g/t Ag, in separate samples. To date, 16 diamond drill holes have been drilled for a total of 1,754 m targeting the vein mineralization. Geochemical results from drilling show gold and silver anomalies. Due to poor ground conditions encountered during drilling, core recovery in some of the veins was poor and Au and Ag mineralization may have not been recovered. Other exploration activities at Sarita included geophysical surveys and drilling. Geophysical anomalies were identified by IP/Res lines (7.1 line kilometers)

and by detailed ground magnetics (220 hectares) over different targets areas. During May 2019, a total of 82 RAB holes completing 1,818.4 m, were drilled in the area yielding a total of 1,257 samples for geochemical analysis.  In September and October 2019, a second phase of drilling was undertaken, for a total of 2,409 m in 116 holes and 1,361 samples assayed.  The RAB drilling defined several shallow, NW-oriented zones of vein-hosted mineralization; notably Veta Maria and Virginia.  The Company has plans to follow-up the RAB results with core drilling.

No exploration activities have been undertaken at Sarita during the first quarter of 2021.

Martha Project

The Martha Project (“Martha” or “Mina Martha”) is located in the Province of Santa Cruz, Argentina. The closest community is the town of Gobernador Gregores, situated approximately 50 road kilometers to the west-southwest of Martha. The property is the site of past exploration for, and surface and underground mining and recovery of, silver and gold from epithermal veins and vein breccias, previously operated by Coeur Mining Inc. (formerly, Coeur d’Alene Mine Corp.) and Yamana Inc.

The Company acquired Martha as part of its RTO of Hunt in 2019. The land package at Martha consists of approximately 7,850 ha of concessions, various buildings and facilities, surface and underground mining and support equipment, a 480 tonne per day (maximum) crushing, grinding and flotation plant, tailings facility, various stockpiles and waste dumps, employee living and cafeteria quarters, and miscellaneous physical materials. In addition, the Company has access to surface ranch (“estancia”) lands surrounding the mine and mill site that are approximately 35,700 ha in size.

The property was purchased in 2016 by Cerro Cazador SA (CCSA), an Argentine subsidiary of Hunt, from an Argentine subsidiary of Coeur Mining Inc. The intent to purchase was announced February 10, 2016 and closed May 11, 2016 as disclosed by the Company on its website (www.patagoniagold.com). The processing plant at the Martha Project has an estimated useful life of 8 years as it is anticipated that this plant will be used to process material from Cap-Oeste underground, from Martha Project and from La Josefina Project. Royal Gold Inc. holds a 2% Net Smelter Return (NSR) royalty on all production from the Martha property; the obligation for which transferred from Coeur to the Company (www.royalgold.com). In addition, the provincial government holds a 3% pit-head royalty from future production.

During the first quarter of 2020, a plan for reviewing near-mine targets (less than 5 kilometers away from the mill) was defined. Those remaining targets consist of outcropping veins-veinlets and included Veta del Medio System, Noroeste, Ivana, Martha Oeste, Martha Norte, Futuro and Sugar Hill, among others. A total 77 sawn channels were cut, and after encouraging results at Veta del Medio System, a RAB drill program was carried out to test mineralization at shallow depths. A total of 80 RAB drill holes (1,622.4 m of drilling, ranging from 6 to 25 m in depth) tested several targets.

Highly anomalous drill intercepts, ranging from 1m grading 180 g/t Ag up to 3m grading 2,566 g/t Ag (and 3.5 g/t Au), were returned from the Veta del Medio Norte.

No exploration activities have been undertaken at Martha Project during the first quarter of 2021.

The Company has reclamation and remediation obligations for the Mina Martha Project of $1.47 million as of March 31, 2021.

La Josefina Project

La Josefina is situated about 450 kilometers northwest of the city of Rio Gallegos, in the Santa Cruz province of Argentina within a scarcely populated steppe-like region. The La Josefina property is large, covered by 52,800 hectares of concessions. The La Josefina Project consists of mineral rights composed by an area of 528 square kilometers established in 1994 as a Mineral Reserve held by Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the Santa Cruz Provincial mining company.

In March 2007, the Company (via a subsidiary of Hunt) acquired the exploration and development rights to the La Josefina project from Fomicruz. In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV

Corporation at a purchase price of $200 thousand per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%. The Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company had until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. In October 2019, the agreement was extended until April 30, 2021 which period may be extended for an additional one-year term. At December 31, 2019, the Company had incurred approximately $20 million and is currently in discussions with Fomicruz to develop a plan for production.

An NI 43-101 compliant technical report on La Josefina, dated September 29, 2010 and prepared by UAKO Geological Consulting, is on file on www.sedar.com.

During 2020, a total of 1,098 line kilometers were surveyed covering the Flaca, Cecilia, Amanda, Pequeña and Cruzada veins. And a total of 124 rock chip samples have been taken.

The Company has renegotiated the terms of the La Josefina and Valenciana properties held by Cerro Cazador and is expecting the new terms to be adjudicated during second half 2021. In the meantime, the exploration program on these properties has been put on hold.

La Valenciana Project

La Valenciana is located in the central-north portion of the Santa Cruz Province, Argentina. The project encompasses an area of approximately 29,600 ha and is contiguous to the Company’s La Josefina property to the east. The La Valenciana project is comprised of 11 Manifestations of Discovery (MDs) covering segments of Estancia Cañadón Grande, Estancia Flecha Negra, Estancia Las Vallas, Estancia La Florentina, Estancia La Valenciana and Estancia La Modesta (inactive ranches). In La Valenciana, exploration has been limited, with more than half of the surface without systematic exploration. Fomicruz carried out preliminary works defining a main vein system of low sulfidation epithermal style, with gold and silver values with base metals. Exploration and subsequent reconnaissance sampling by CCSA added other secondary targets and structures combining a total of 5.70 kilometers mapped veins and stockworks. The limited exploration to date, alteration features and associated structures, and partial coverage by probable post-mineral units suggests that there is still a high degree of discovery potential in the mining block. A new exploration program to define mineralization includes geophysical surveys and shallow drilling in new and known target areas and an intensive prospecting and reconnaissance sampling over the Company’s entire land position, is being considered. Mineral resources have not yet been defined on the La Valenciana property.

The Company has renegotiated the terms of the La Josefina and Valenciana properties held by Cerro Cazador and is expecting the new terms to be adjudicated during second half 2021. In the meantime, the exploration program on these properties has been put on hold.

Bajo Pobre Property

The Bajo Pobre property covers 3,190 hectares and is mainly on the Estancia Bajo Pobre. The property is located 90 kilometers south of the town of Las Heras. No exploration activity has taken place on the Bajo Pobre Property and no exploration activity is planned for the immediate future. Mineral resources have not yet been defined on the Bajo Pobre property.

Short visits have been carried out to the area during 2020 and a total of 16 samples have been taken. A new review of the project will commence during second half of 2021.

El Gateado Property

In March 2006, CCSA acquired the right to conduct exploration on the El Gateado property through a claim staking process for a period of at least 1,000 days, commencing after the Government issues a formal claim notice, and retain 100% ownership of any mineral deposit found within. El Gateado is a 10,000-hectare exploration concession filed with the Santa Cruz Provincial mining authority. The El Gateado property is located in the north-central part of Santa Cruz province, contiguous to La Josefina on the east.

The Company has not yet received a formal claim notice pertaining to the El Gateado property. Should a mineral deposit be discovered, the Company has the exclusive option to file for mining rights on the property. The surface rights of the El Gateado claim are held by the following ranches (“estancias”):, Estancia Los Ventisqueros, Estancia La Primavera, Estancia La Virginia and Estancia Piedra Labrada. The El Gateado claims are filed with the government under file #406.776/DPS/06.

Mineral resources have not yet been defined on the El Gateado property. No recent exploration activity has taken place on El Gateado Property and no exploration activity is planned for the immediate future.

Las Mellizas – La Esperanza Block

The Company acquired Newmont’s interest in the Las Mellizas and La Esperanza Block in early 2019 in exchange for a 1.5% net smelter return royalty, which grants the Company a 100% undivided right and interest in these properties. This 30,000 ha area project is located north and west of La Valenciana in the central part of the Deseado Massif, in Santa Cruz Province, Argentina. These early exploration projects have been granted the environmental exploration permit and land owners access agreements have been negotiated, allowing the development of the exploration plan which consist in conducting a new interpretation of the data provided by the former owner of these projects. Trenches and drill holes have been carried out in this epithermal vein field. Results from surface sampling are very encouraging and several structures have never been tested or mapped.

Tornado – Huracán

The Tornado and Huracán (“Tornado”) properties are located approximately 85 kilometers southeast from the town of Perito Moreno and 250 kilometers west of the city of Pico Truncado, the main population center that serve the oil industry in the region. Tornado is located in a prospective area in the northwestern portion of the Deseado Massif. The area lies within cluster of epithermal low sulfidation volcanic hosted gold and silver deposits, including the San Jose (Hochschild-McEwen) and the Cerro Negro (Newmont-Goldcorp) mines. A 3,600 m RC drill program is planned for May-June 2021.

Selected Annual Information

The following selected financial data for the Company’s most recently completed financial periods are derived from the audited financial statements of the Company.

	As at and for the Year Ended December 31, 2020 ($’000)	As at and for the Year Ended December 31, 2019 ($’000) (Restated)	As at and for the Year Ended December 31, 2018 ($’000) (Restated)
Revenue	19,849	21,938	48,089
Net income (loss) for the year	(4,381)	(12,354)	(17,590)
Comprehensive income (loss) for the year	(3,023)	(12,008)	(10,591)
Current Assets	6,149	5,407	11,482
Non-current assets	53,919	59,087	44,428
Current Liabilities	14,527	28,032	29,425
Non-current liabilities	24,136	22,674	3,103
Working Capital (Deficit)	(8,378)	(22,625)	(17,943)
Share Capital	7,320	2,588	301
Shareholders’ Equity	21,405	13,788	23,382

Selected Quarterly Information

The following table shows selected financial information related to the results of the Company´s most recent periods.

Fiscal Year	2021	2020				2019
For the quarters ended	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun
	$’000
Revenues	5,747	3,380	6,549	4,705	5,215	5,016	6,274	5,778
Net income (loss) for the period	(125)	(2,606)	(1,041)	(177)	(557)	(7,066)	(1,281)	101
Comprehensive Income (Loss) for the period	484	(875)	(877)	252	(1,523)	(5,897)	(1,567)	(328)
Income (Loss) per share, basic and diluted	(0.000)	(0.007)	(0.003)	(0.001)	(0.002)	(0.022)	(0.004)	0.000

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces produced. In addition, the Company is also affected by fluctuations in the price of silver and foreign exchange rates.

Liquidity and Capital Resources

As of March 31, 2021, the Company had a working capital deficiency of $1,381 (December 31, 2020 - $8,378). The improvement in the working capital deficiency is a result of the repayment of bank indebtedness and the settlement of debts with related parties. For more information, see “Transactions Between Related Parties” section of the MD&A.

The Company’s capital management objectives are:

• to ensure the Company’s ability to continue as a going concern;
• to fund projects from raising capital from equity placements rather than long-term borrowings;
• to increase the value of the assets of the business; and
• to provide an adequate return to shareholders in the future when new or existing exploration assets are taken into production.

These objectives will be achieved by maintaining and adding value to existing extraction projects and identifying new exploration projects, adding value to these projects and ultimately taking them through to production and cash flow, either with partners or by the Company’s means.

The Company sets the amount of capital in proportion to its overall financing structure (i.e. equity and financial liabilities). The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu project. On November 16, 2020, the maturity of the loan was extended to December 31, 2022. All other terms of the loan remain unchanged. As of March 31, 2021, there is $14,980 (December 31, 2020 - $14,808) of principal and interest owing under the loan facility.

As of February 2021, Cantomi Uruguay S.A. is no longer a related party as Carlos Miguens no longer has control of the company.

The Company also has access to operating lines of credit. As of March 31, 2021, the Company had drawn $2,877 (December 31, 2020 - $9,636) under the credit facilities. On November 16, 2020, the Company announced that it had reached an agreement to extend the maturity date of its operating lines of credit from January 31, 2021 to December 31, 2021. Other than the extension of the maturity, all other terms of the operating lines of credit remain unchanged.

On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $7.4 million (CAD $9.3 million) through the issuance of 104,086,063 units of the Company at a price of $0.09 per unit. For more information, see “Disclosure of Outstanding Share Data” section of the MD&A.

COVID-19

On March 11, 2020, the World Health Organization (WHO) stated the “public health emergency of international concern” and declared the state of pandemic worldwide due to the COVID-19’s outbreak in Wuhan, China and its subsequent global spread.

Following this statement, on March 19, 2020, the Argentine Government ordered the “Social, Preventive and Compulsory Isolation” (A.S.P.O. for its acronym in Spanish), by Necessity and Urgency Decree No. 297/2020, imposing the borders’ closure and stringent restrictions on domestic circulation of individuals. Such measures comprised several exceptions, including activities that were considered “essential” and, therefore, were excluded from such restrictions. Successive Necessity and Urgency Decrees extended the term of the mentioned measures until November 8, 2020. As of November 9, 2020, by Necessity and Urgency Decree No. 875/2020 and its amendments, it was established the Preventive and Compulsory Social Distancing (Di.S.P.O. for its acronym in Spanish) that is in full force and effect through February 28, 2021 and can be extended for as long as it may be considered necessary in view of the epidemiological situation.

Subsequently, on December 30, 2020, the Ministry of Health’s Resolution No. 2883/2020, approving the “Strategic COVID-19 Vaccination Plan” in the Republic of Argentina, was issued. It aimed to reduce morbidity, mortality, and socio-economic impacts of the pandemic, based on the stepped and progressive vaccination of certain population groups. As of the date of approval of these financial statements, the said plan is in its initial implementation phase.

Because of the various measures adopted by the Argentine government, and within the scenario of the economic activity’s generalised recession, the Company has implemented a protocol establishing the working conditions to operate in strict compliance with the public health standards issued by national and provincial authorities, in order to minimize the risk of contagion of co-workers, clients and providers, and to enable the business continuity. It is worth emphasising that, as of the date of approval of these financial statements, the COVID-19 pandemic continues to be a prevalent situation, the duration of which is uncertain, and the measures taken by the different authorities (national, provincial, and pertaining to town) in response thereto are constantly evolving.

Although the continuity of the Company’s operation has not been significantly affected, the extent of COVID-19's impact on the operational and financial performance will depend on the evolution of events (including the spread rate and duration, as well as the national and international governmental measures taken in such regard) and on the impact this situation may cause on our main clients, employees, and providers; all of which is uncertain and, at present, not possible to foresee. However, the Company’s Management does not anticipate that such impacts will affect the business continuity or the ability to meet financial commitments in the next twelve (12) months.

Off-balance sheet arrangements

As of March 31, 2021, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to us.

Proposed Transactions

There are no proposed material transactions as of the date of this MD&A. However, as is typical of the mineral exploration and development industry, management continually reviews potential merger, acquisition, investment, and joint venture transactions and opportunities that could enhance shareholder value. There is no guarantee that any contemplated transaction will be concluded.

Transactions Between Related Parties

Cantomi Uruguay S.A.

In February 2019, the Company announced that Cantomi Uruguay S.A., a company owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, had provided a two-year $15,000 loan facility that will be utilized to fund the Company’s activities going forward, while the review of the Cap-Oeste underground option is ongoing together with the Feasibility Study of its flagship Calcatreu project. On November 16, 2020, the maturity of the loan was extended to December 31, 2022. All other terms of the loan remain unchanged.

During the three months ended March 31, 2021, the Company incurred interest expense of $188 (2020 - $145) on the loan facility. As of March 31, 2021, there is $14,980 (December 31, 2020 - $14,808) of principal and interest owing under the loan facility.

As of February 2021, Cantomi Uruguay S.A. is no longer a related party as Carlos J. Miguens no longer has control of the company.

Carlos J. Miguens

The Company’s Non-Executive Chairman, Carlos J. Miguens, participated in the March 2021 private placement and subscribed for 57,777,777 units for gross proceeds of $4,112.

Tim Hunt

Mr. Hunt is the Company’s Director and second largest shareholder and has provided loans and advances to the Company to fund its operations. These loans and advances have been provided by Mr. Hunt personally and through entities controlled by Mr. Hunt. These obligations were assumed as part of the reverse acquisition during the 2019 fiscal year.

On October 30, 2020, the Company issued $44,040,277 common shares to an entity controlled by Mr. Hunt at a deemed price of approximately $0.30 per share to settle an aggregate face value of $10 million outstanding debt owed by the Company to Mr. Hunt and entities controlled by Mr. Hunt. The converted face value of the debt consisted of $4.82 million of long-term debt with related parties and $5.18 million of accounts payable with related parties.

Prior to the debt settlement, the fair value of the outstanding debts in the Company’s financial statements was $10.15 million which consisted of $4.23 million of long-term debt with related parties and $5.92 million of accounts payable with related parties.

The remaining balance of $1.45 million owed to Mr. Hunt was settled in in the fourth quarter of 2020 by a cash payment of $0.72 million.

During the three months ended March 31, 2021, the Company incurred interest expense of $Nil (2020 - $95) on the loans from Mr. Hunt.

Commitments and Contingencies

Republic Metals Corporation (“Republic”) filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 (the “Petition Date”) in the United States Bankruptcy Court for the Southern District of New York. Republic processed material from the Company’s Lomada and Cap-Oeste projects in the Santa Cruz province of Argentina prior to the Petition Date. The Chapter 11 plan of liquidation in the bankruptcy proceedings appointed a Litigation Trustee (the “Trustee”) to handle the Bankruptcy Estate of Republic. The Company received a demand letter (the “Demand Letter”) from the Trustee dated March 17, 2020, demanding repayment of amounts previously paid by Republic to the Company within 90 days before the Petition Date. The Company reviewed the Demand Letter with its independent US counsel and counsel has responded to the Demand Letter. Republic was required to have commenced an action to recover the Preference Amount by November 2, 2020. As of the date of approval of these consolidated financial statements, no litigation has been brought by Republic against the Company. No provision has been accrued in these consolidated financial statements related to the Demand Letter as Management does not anticipate that the Company will have to repay any of the amounts previously received from Republic.

Disclosure of Outstanding Share Data

Normal Course Issuer Bid

On February 19, 2020, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 15,897,199 common shares (the “Shares”) (representing approximately 5% of its 317,943,990 issued and outstanding common shares as of February 17, 2020) over a twelve (12) month period commencing on February 21, 2020. During the year ended December 31, 2020, the Company repurchase 155,000 common shares under the NCIB for $17. The NCIB expired on February 20, 2021 and was not renewed.

Shares issued to settle debts

On October 30, 2020, the Company issued 44,040,277 common shares to an entity controlled by a director at a deemed price of approximately $0.30 per share to settle an aggregate face value of $10 million outstanding debt owed by the Company to the director and entities controlled by the director. The converted face value of the debt consisted of $4.82 million of long-term debt with related parties and $5.18 million of accounts payable with related parties.

Prior to the debt settlement, the fair value of the outstanding debts in the Company’s financial statements was $10.87 million which consisted of $4.23 million of long-term debt with related parties and $6.64 million of accounts payable with related parties.

On November 24, 2020, the Company issued 1,201,111 common shares to certain directors at a price of $0.14 per share to settle an aggregate of $0.13 million outstanding directors’ fees.

Private Placement

On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $7.4 million (CAD $9.3 million) through the issuance of 104,086,063 units of the Company at a price of $0.09 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 until March 10, 2024.

In connection with the private placement, the Company paid $226 in cash commission and advisory fees to the Agents and issued 2,509,586 compensation options. Each compensation option is exercisable for one unit of the Company at a price of $0.09 per compensation option. Each unit consists of one common share of the Company and one Warrant. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 until March 10, 2024.

As of the date of this MD&A, the Company had 467,116,441 common shares, 104,086,063 warrants and 2,509,586 Agent compensation options outstanding.

Stock options

As of the date of this MD&A, the following stock options were outstanding:

Exercise price (CAD)	Options vested	Options unvested	Total outstanding	Expiry date
$0.065	7,650,000	-	7,650,000	September 25, 2024
$0.160	-	9,600,000	9,600,000	August 13, 2025
	7,650,000	9,600,000	17,250,000

Warrants

As of the date of this MD&A, the following warrants were outstanding:

Exercise price (CAD)	Number outstanding	Expiry date
$0.13	104,086,063	March 10, 2024

Agent compensation options

As of the date of this MD&A, the following Agent compensation options were outstanding:

Exercise price (CAD)	Number outstanding	Expiry date
$0.09	2,509,586	March 10, 2024

Critical Accounting Policies, Judgments and Estimates

Our discussion and analysis of results of operations and financial condition are based upon the interim financial statements, which have been prepared in accordance with IFRS. The preparation of the interim financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to provisions for uncollectible receivables, mineral reserves, inventories, asset retirement obligations, valuation of intangible assets and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company’s critical accounting judgements and estimates are disclosed in note 5 of the annual audited consolidated financial statements for the year ended December 31, 2020. Any changes in or application of new accounting judgements and estimates during the three months ended March 31, 2021 are disclosed in note 4 of the accompanying interim financial statements.

The Company’s significant accounting policies are disclosed in note 4 of the annual audited consolidated financial statements for the year ended December 31, 2020. Any changes in or adoption of new accounting policies during the three months ended March 31, 2021 are disclosed in note 4 of the accompanying interim financial statements.

Non-IFRS Financial Performance Measures

Non-IFRS financial measures are intended to provide additional information only and do not have any standard meaning prescribed by generally accepted accounting principles. Unless otherwise noted, we present the Non-IFRS financial measures of our continuing operations in the tables below.

Cash Costs

The Company uses cash costs to evaluate the Company’s current operating performance. We believe these measures assist in understanding the costs associated with producing gold and silver, assessing our operating performance and ability to generate free cash flow from operations and sustaining production. These measures may not be indicative of operating profit or cash flow from operations as determined under IFRS. The Company believes that allocating cash costs to gold and silver lead based on gold and silver metal sales relative to total metal sales best allows the Company and other stakeholders to evaluate the operating performance of the Company.

Three months ended March 31, 2021 (in $’000, except ounces and per unit amounts)
	Martha and La Josefina	Cap-Oeste	Lomada de Leiva
Cost of sales	$-	$2,184	$1,288
Less: Depreciation	-	(328)	(307)
Add/(Less): Other charges and timing differences (1)	-	(788)	81
Cash costs	$-	$1,068	$1,062
Add: Depreciation (2)	-	66	73
Cash costs and depreciation	$-	$1,134	$1,135

Ounces produced	-	1,700	471

Cash costs per ounce	$-	$628	$2,255
Cash costs and depreciation per ounce	$-	$667	$2,409

(1) These costs include expenses such as royalties, export and refinery costs, and other charges that the Company does not include in cash costs. In addition, these amounts include timing differences related to accrual basis of accounting that the Company excludes from the non-IFRS measure in order to measure the cash costs.
(2) Depreciation is related to the plant, machinery, equipment and vehicles.

Three months ended March 31, 2020 (in $’000, except ounces and per unit amounts)
	Martha and La Josefina	Cap-Oeste	Lomada de Leiva
Cost of sales	$367	$1,763	$632
Less: Depreciation	(38)	(322)	(193)
Add/(Less): Other charges and timing differences (1)	177	(332)	47
Cash costs	$506	$1,109	$486
Add: Depreciation (2)	64	115	96
Cash costs and depreciation	$570	$1,224	$582

Ounces produced	356	1,492	887

Cash costs per ounce	$1,421	$743	$548
Cash costs and depreciation per ounce	$1,601	$820	$656

(1) These costs include expenses such as royalties, export and refinery costs, and other charges that the Company does not include in cash costs. In addition, these amounts include timing differences related to accrual basis of accounting that the Company excludes from the non-IFRS measure in order to measure the cash costs.
(2) Depreciation is related to the plant, machinery, equipment and vehicles.

Average gross price per ounce sold

Average gross price per ounce sold is calculated by dividing the revenue for the relevant year by the ounces sold.

Three months ended March 31, 2021 (in $’000, except ounces and per unit amounts)
	Cap-Oeste	Lomada de Leiva
Revenue	$4,588	$1,159

Ounces sold	2,541	657

Average gross price per ounce sold	$1,806	$1,764

Three months ended March 31, 2020 (in $’000, except ounces and per unit amounts)
	Cap-Oeste	Lomada de Leiva
Revenue	$3,447	$1,337

Ounces sold	2,141	859

Average gross price per ounce sold	$1,610	$1,556

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Internal Control over Financial Reporting

The Company’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There were no material changes to the Company’s internal controls during the quarter ended March 31, 2021 that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting or disclosure controls and procedures.

Risk Factors

The Company is engaged in exploring and developing mining projects and as such, it is exposed to a number of risks and uncertainties that affect similar companies that carry out activities in the same industry. Some of these possible risks include:

Exploration risks

Resource exploration, development and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral reserves but from finding mineral reserves which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into production. The majority of exploration companies fail to ever locate an economic deposit. Substantial expenditures are required to establish mineral reserves. No assurance can be given that minerals will be discovered in sufficient grade or quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether an exploration property will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or not obtaining the required capital to develop any project. The Company will evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that significant restrictions will not be placed on the exploration areas and any other properties the Company may acquire or its operations. Such restrictions may have a material adverse effect on the Company’s business and results of operation.

Ability to exploit current and future discoveries

It may not always be possible for the Company to participate in the exploitation of successful discoveries. Such exploitation may involve the need to obtain licences or clearances from the relevant authorities, which may not be available on a timely basis or may require conditions to be satisfied and/or the exercise of discretion by such authorities. It may or may not be possible for such conditions to be satisfied, and such conditions may prove uneconomic or not practical. Furthermore, the decision to proceed to further exploration may require the participation of other companies whose interests and objectives may not be consistent with those of the Company. Such further exploitation may also require the Company to meet or commit to financial obligations which it may not have anticipated or may not be able to commit to due to a lack of funds or an inability to raise funds.

Political instability, sovereign and regulatory risk

The Company’s mineral exploration activities and future project development could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation. In addition, from time to time, governments may nationalize private businesses, including mining companies. There can be no assurance that the governments of countries where the Company or its affiliates operate or the governments with whom the Company works will not nationalize mining companies and their assets in the future or impose burdensome obligations or restrictions. There can also be no assurance that foreign governments will not impose burdensome obligations or restrictions on the Company, the Company’s affiliates or their projects, or will not put in place exploitation regulations in a timely manner or on commercial terms sufficiently attractive to the Company to enable development of its projects.

Environmental risk and hazards

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Governmental approvals and permits are currently and may in future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

Commodities Price Risk

The profitability of mining operations is significantly affected by changes in the market price of metals and the cost of power, petroleum fuels and oil. The level of interest rates, the rate of inflation, world supply of metals and stability of exchange rates can all cause significant fluctuations in base metal, precious metal, chemical reagent and oil prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of gold, silver and other minerals, and oil has fluctuated widely in recent years. Depending on the price of gold, silver, and the cost of power, chemical reagents, petroleum fuels and oil, cash flow from mining operations may not be sufficient to cover the Company’s operating costs or costs of servicing debt.

Permits and licences

Operations of the Company require or will require licences and permits from various governmental authorities. The Company anticipates that it will be able to obtain in the future all necessary licences and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licences and permits. However, there can be no guarantee that the Company will be able to obtain at all or on reasonable terms, and maintain, at all times, all necessary licences and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In addition, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of any producing operations or preclude the economic development of any property.

Mining Properties

Acquiring the title to the mining property is a very detailed and prolonged process. Title may be challenged or be subject to legal disputes. Although the Company has researched in the most diligent and fullest possible manner the title to its mining properties, there is no certainty that its title will not be disputed or challenged in the future.

Currency Risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Liquidity risk

The Company might incur further debt in order to fund its exploration and operational programs, which would reduce its financial flexibility and could have a material adverse effect on the Company’s business, financial condition or results of operations. The Company’s ability to meet its debt obligations and reduce its level of indebtedness depends on future performance. General economic conditions, mineral prices and financial, business and other factors affect the Company’s operations and future performance. Many of these factors are beyond the Company’s control. The Company cannot assure investors that it will be able to generate sufficient cash flow to pay the interest on its debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. Factors that will affect its ability to raise cash through an offering of securities or a refinancing of any debt include financial market conditions and the value of its assets and performance at the time the Company needs capital. The Company cannot assure investors that it will have sufficient funds to make such payments. If the Company does not have sufficient funds and is otherwise unable to negotiate renewals of its borrowings or arrange new financing, it might have to sell significant assets. Any such sale could have a material adverse effect on the Company’s business, operations and financial results.

Failure to obtain additional financing, if required, on a timely basis, could cause the Company to reduce or delay its proposed operations.

The majority of sources of funds expected to be available to the Company for potential acquisitions and its exploration and development projects are in large portion expected to be derived from the issuance of equity. While the Company have been able in the past to obtain equity financing and has secured shareholder loans to undertake planned exploration and development programs, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Although the Company intends to generate operating income and cash flow from mining operations, there can be no assurances that the Company will have sustainable economic operations or be able to generate positive operating income or cash flow from such operations.

Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, as well as political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.

Tax

The Company runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. For this reason, future negative effects on the result of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other countries may be subject to withholding taxes.

Additional risk factors relevant to the Company are included in the Filing Statement dated May 30, 2019 which is available under the Company’s profile on www.sedar.com.

Qualified Persons

The scientific and technical information contained in this MD&A has been reviewed and approved by Donald J. Birak, an independent geologist, Registered Member of the Society for Mining, Metallurgy and Exploration (“SME”), Fellow of the Australasian Institute for Mining and Metallurgy and qualified person as defined under NI 43-101.